July 10, 2025

Yuan Li
Co-Chief Executive Officer
JIADE Ltd
18/F, Block D, Huirong Plaza, No. 88, Section 3, Jinhua Road
Jinjiang District, Chengdu City, Sichuan Province
The People   s Republic of China, 610000

       Re: JIADE Ltd
           Draft Registration Statement on Form F-1
           Submitted July 3, 2025
           CIK No. 0001976908
Dear Yuan Li:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas Nalbantian at 202-551-7470 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Ying Li